MORGAN STANLEY CHARTER SERIES

                Supplement to Prospectus dated April 28, 2004 and
                  Subscription Agreement and Power of Attorney

                 For Distribution Solely in the State of Kansas

      Supplementing "State Suitability Requirements" in the Subscription Agreement and Power of Attorney included as Exhibit B to the Prospectus, Kansas residents hereby represent and warrant that they meet the following special suitability requirements:

            Kansas: Solely with respect to subscribers who have not purchased Units of any Charter Series partnership at or prior to the July 31, 2004 Monthly Closing, (a) $225,000 NW, or (b) $60,000 NW and $60,000
            AI.

      In addition, it is recommended that Kansas investors (both current and new) not invest, in the aggregate, more than 10% of their net worth (exclusive of home, furnishings, and automobiles) in the Charter Series.

July 29, 2004